Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004


CHRISTOPHER D. MENCONI
202.739.5896
cmenconi@morganlewis.com



May 21, 2009

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey A. Foor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: RYDEX VARIABLE TRUST (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 39 (FILE NOS. 33-57017 AND 811-08821)
         --------------------------------------------------------------------

Dear Mr. Foor:

This letter responds to your comments conveyed to us during a telephone conference on April 1, 2009 relating to the Trust's Post-Effective Amendment No. 39 ("PEA No. 39"), filed on February 13, 2009 for the purpose of incorporating material changes to the Trust's Prospectus and Statement of Additional Information which include: (i) a revised investment strategy for the Commodities Strategy Fund, which has been revised to include disclosure relating to the Fund's investment in a wholly-owned controlled foreign corporation (CFC); (ii) a name change and corresponding investment strategy and benchmark change for the Japan 1.25x Strategy Fund; and (iii) a revised investment strategy for the International Opportunity Fund (formerly, the International Rotation Fund), which has been revised to include disclosure relating to the currency overlay strategy to be employed by the Fund's sub-adviser.

In addition to those changes listed above, PEA No. 39 was also filed for the purpose of reflecting revised investment strategies for the Domestic Equity, Domestic Equity - Style, Sector, Europe 1.25x Strategy, Fixed Income, Real Estate, Strengthening Dollar 2x Strategy, and Weakening Dollar 2x Strategy Funds. These revisions were made in response to SEC staff comments on Post-Effective Amendment No. 15 to the Rydex Dynamic Funds' registration statement on Form N-1A ("PEA No. 15"), which the staff requested be made correspondingly, as applicable, in the Rydex Series Funds' registration statement. To maintain consistency with Rydex Series Funds, which offers funds with identical names, investment objectives and principal investment strategies to those listed above, we have made corresponding changes in PEA No. 39 for the Trust.

The following summarizes your comments, and our response to those comments. As requested, we have carried over the comments received on Rydex Series Funds' Post-Effective Amendment No. 82, to the extent that they relate to the Commodities Strategy Fund's investments in a CFC, as well as comments received on Rydex Dynamic Funds' PEA No. 15, to the extent that they relate to revisions to certain of the Funds' investment strategies, as noted above. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectus.

PROSPECTUS

1. COMMENT. As discussed during the February 19, 2009 telephone conference with Kim Browning and Richard Pfordte regarding comments to Rydex Series Funds' Post-Effective Amendment No. 82, confirm supplementally whether the board of directors of the Cayman Islands entity, which will be wholly-owned by the Commodities Strategy Fund (the "Commodities Strategy Subsidiary"), will execute PEA No. 39.

     RESPONSE. We have confirmed that a majority of the members of the Commodities Strategy Subsidiary's board of directors will execute PEA No.
     39. In addition, the board of directors of a Cayman Islands entity that is wholly-owned by the Trust's Managed Futures Strategy Fund (the "Managed Futures Subsidiary" and together with the Commodities Strategy Subsidiary, the "Subsidiaries"), will also execute PEA No. 39.

2. COMMENT. With respect to the Commodities Strategy Subsidiary, include in PEA No. 39 the undertakings that were discussed during the February 19, 2009 telephone conference with Kim Browning and Richard Pfortde, as that telephone conference related to Rydex Series Funds' Post-Effective Amendment No. 82.

3. RESPONSE. Each of the Commodities Strategy Fund and Managed Futures Strategy Fund agrees to include in PEA No. 39 those undertakings, which are as follows: (i) the Fund will not use the Subsidiary to evade the provisions of the Investment Company Act of 1940 ("1940 Act") or the Investment Advisers Act of 1940; (ii) the assets of the Subsidiary will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of Section 17(f) of the 1940 Act; (iii) the Subsidiary will maintain duplicate copies of its books and records at an office located within the United States, and the SEC and its staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder; (iv) the Subsidiary will designate an agent in the United States for service of process in any suit, action or proceeding before the SEC or any appropriate court; and (v) the Subsidiary will consent to the jurisdiction of the U.S. courts and the SEC over it.

4.   COMMENT. Please include a summary of each principal risk in each Fund's
     Item 2 disclosure.

     RESPONSE. We understand it is not the Staff's preference to have each Fund's principal risks presented together following each Fund's investment objective and investment strategy information, and our client is considering reformatting their prospectuses in light of this preference as well as recent changes to Form N-1A. However, due to the fact that the descriptions of the Funds' principal risks are presented in a manner consistent with the current ordering requirements of Item 2, and that the resources necessary for, and expense associated with, reformatting the Prospectus are substantial, our client believes it is in the best interests of its shareholders to postpone any substantial reformatting of the Prospectus until it is revised to comply with the recently adopted revisions to Form N-1A.

5. COMMENT. The Japan 2x Strategy Fund seeks to provide investment results that correlate to 200% of the fair value of the Nikkei 225 Stock Average. Please clarify the "fair value" aspect of the Fund's objective and how and why it is utilized in seeking to meet the Fund's investment objective.

     RESPONSE. The purpose of including the term "fair value" in the Fund's investment objective is to highlight the fact that the Nikkei 225 Stock Average is not, under normal circumstances, fairly valued on a daily basis. Due to the difference in market close between the U.S. and Japan, the Fund adjusts the Index to fair value based on events occurring in the U.S. markets after the markets in Japan close.

6. COMMENT. Consistent with the comment received on Rydex Dynamic Funds' PEA No. 15, disclose in the prospectus, as applicable, each Fund's non-fundamental investment policy pursuant to Rule 35d-1 under the 1940 Act.

     RESPONSE. We have disclosed, as applicable, each Fund's Rule 35d-1 non-fundamental investment policy in the Fund's "Principal Investment Strategy" section in the Prospectus.

7. COMMENT. Consistent with the comment received on Rydex Dynamic Funds' PEA No. 15, provide information about each Fund's underlying index, including the index's market capitalization range and the reconstitution policy in each Fund's "Principal Investment Strategy" section, as applicable.

     RESPONSE. We have revised each applicable Fund's "Principal Investment Strategy" section to include information about each Fund's underlying index.

8. COMMENT. Consistent with the comment received on Rydex Dynamic Funds' PEA No. 15, remove from each Fund's "Principal Investment Strategy" equivocal language relating to the Fund's investments. For example, the prospectus for the S&P 500 2x Strategy Fund states that the Fund "employs as its investment strategy a program of investing in leveraged derivative instruments, SUCH AS equity index swaps, futures contracts . . ."

     RESPONSE. Where applicable, we have revised each Fund's "Principal Investment Strategy" section as demonstrated by the example below (new language appears in bold for the purposes of this correspondence only).

     "The S&P 500 2x Strategy Fund employs as its investment strategy a program of investing in leveraged derivative instruments, WHICH PRIMARILY CONSIST OF equity index swaps, futures contracts, and options on securities, futures contracts, and stock indices."

9. COMMENT. Consistent with the comment received on Rydex Dynamic Funds' PEA No. 15, for each Fund that may invest in equity securities, please disclose in the Fund's "Principal Investment Strategy" section the different types of equity securities in which the Fund may invest.

     RESPONSE. Where applicable, we have revised each Fund's "Principal Investment Strategy" section as demonstrated by the example below (new language appears in bold for the purposes of this correspondence only).

     "The Fund also may purchase COMMON STOCK OF COMPANIES THAT ARE generally within the capitalization range of the S&P 500 Index."

                                       ***

I hereby acknowledge on behalf of Rydex Variable Trust (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact John McGuire at 202.739.5654 or me at 202.739.5896.

Sincerely,

/s/ Christopher D. Menconi

c:  W. John McGuire, Esq.
    Joanna Haigney